Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

February 22, 2018

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Attn: Gregory Dundas and Kathleen Krebs

Washington, D.C 20549

Re: TPT Global Tech, Inc.

Registration Statement on Form S-1

Filed December 15, 2017

File No. 333-222094

Dear Mr. Dundas and Ms. Krebs:

Prospectus Cover Page, page 1

1. We note your disclosure that your common stock has traded on the OTC Pink Sheets and that the selling shareholders will be selling at market prices or at any price in privately negotiated transactions. We do not consider the OTC Pink Sheets to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Therefore, please revise your disclosure to provide a fixed price at which the selling shareholders will sell their shares for the duration of the offering.

Answer: In response to your comment, TPT Global Tech, Inc. has amended its language to reflect a fixed price for resale until it becomes quoted on the OTCQB which we believe satisfies the requirement of a “sufficient existing market.” OTCQB has approved the application of TPT, in principal, subject to the registration of shares sufficient to constitute 10% of the outstanding in the public float,

Our Company, page 3

2. We note that you have included Blue Collar Inc. and Hollywood Riviera Studio as active subsidiaries of the company in the chart on page 5 and have drafted your business and other disclosure as though the acquisitions have been consummated. As those acquisitions have not been consummated, please delete them from the chart and from the description of your business throughout the registration statement. Instead, disclose the material terms of the acquisition agreements. Highlight the contingent nature of the acquisitions, and discuss how you intend to meet the conditions. Briefly disclose each company’s business and how you intend to integrate the operations into your current business. If you also have not closed the acquisition of Matrixsites, Inc., revise your disclosure consistent with this comment as well.

Answer: In response to your comment, both Blue Collar and Hollywood Riviera Studios were acquired in the 4th Quarter and these were disclosed in the footnotes to the financial statements for the nine months ended September 30, 2017. (Footnote #10). We are filing an amendment to the HRS and Blue Collar Agreements as Exhibits 10.15 and 10.16 as well as copies of certain promissory notes executed in completion of the

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transactions and it is the opinion of the Company and both parties that all closing requirements have been met for 4th quarter acquisitions. We have also confirmed that the sellers deem the transactions to be completed.

Risk Factors:

Our substantial indebtedness and our current default status .. ., page 7

3. Please revise to quantify the amount of your current indebtedness and the percentage of your indebtedness that is currently in default.

Answer: In response to your comment, we have revised the disclosure at page 8 to add text and disclosure.

Demand for our service offerings may decrease . . . , page 11

4. Please revise to discuss the potential impact on the company of the recent regulatory changes by the FCC with respect to net neutrality.

Answer: In response to your comment, we have added substantial text at page 12, to cover “net neutrality” and other issues.

We will be unable to fully implement our Business Plan . . .. , page 11

5. Please revise to clarify your expected need to raise additional funding in order to fully implement your business plan. We note that you state here that you "will" need to raise additional funds, while in the risk factor on page 16 you state that you "may" require "substantial additional capital" in order to successfully implement your business plan. Please reconcile these two risk factors and disclose the amount and expected timing of your need for funding.

Answer: In response to your comment, in “Risk Factors” we have deleted the text at page 12 and expanded text on page 21 to be congruent and reconcile language.

Selling Security Holders, page 21

6. We note that you have included in your list of selling security holders the shareholders of Hollywood Riviera and Blue Collar Productions. As the acquisitions of Hollywood Riviera and Blue Collar Productions have not closed, tell us why they hold shares in the company and are listed as selling shareholders. Similarly, if the Matrixsites acquisition has not closed, tell us why the owner of Matrixsites holds company shares and is listed as a selling shareholder.

Answer: In response to your comment, the Blue Collar and HRS transactions have closed in the 4th Quarter. Only certain assets of Matrix were acquired for shares, and the transaction closed in the 4th Quarter. Further, see response # 2 above as to Blue Collar and HRS, as to completion of the subject transactions.

7. We note the table on page 21 that lists the transactions through which the selling shareholders obtained their shares. In your response letter, please tell us when each shareholder received their shares, in what transaction, and whether the shares being registered are currently outstanding and held by the selling shareholder.

Answer: In response to your comment, please see attachment at the end of this letter.

8. We note that you list Cede & Co. as a selling shareholder of 3,140,245 shares. Cede & Co. is the nominee name for The Depository Trust Company, a depositary that holds shares of record for banks, brokers and institutions. Therefore, delete Cede & Co. from your table, and instead identify the selling shareholders that hold their securities through Cede & Co.

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Answer: In response to your comment, we have deleted the shares held in Cede & Co. in the list of shares and have adjusted the totals to be registered throughout.

Series B Convertible Preferred Stock, page 29

9. Please disclose the number of shares of Series B Convertible Preferred Stock that are outstanding.

In response to your comment, we have added disclosure of the Series B Convertible Preferred Stock at page 34.

Description of Business, page 30

10. Please revise this section throughout to more clearly describe the company's current business activities and strategic plans. In your discussion, be sure to clearly distinguish between current operations and those parts of your business that are currently aspirational. For example, you state on pages 30 and 31 that the majority of your revenues have been generated from your business as a CLEC in Arizona, that your primary revenues are from telecommunication services and products, and that historically your operating divisions have been those that sell telecommunications services and products. Clarify whether those legacy activities relate to your end goals, and if so, how. When discussing your strategic plans, clarify how you intend to reach your goals, and explain how the various elements of your business plan and the divisions of your business contribute to those goals. Disclose the expected timing and expenditures to complete these plans.

Answer: In response to your comment, we have substantially edited the text at pages 37 to 40 to amplify the discussion to address the issues listed in the last three sentences of the comment.

Our Business Segments, page 35

11. You state on page 35 that you will describe your key products and services in greater detail, but that description does not appear to be forthcoming. Please revise to provide this disclosure.

Answer: In response to your comment, we have added the disclosure at page __ for the key products and services.

Our Capital Budget for the next 12 months, page 46

12. In your chart, please clarify what the heading "Telco" refers to, such as whether it refers to Copperhead or something else.

Answer: In response to your comment, we have edited the text at page 39 and better disclosed it as a “Proposed Acquisition.”

Liquidity and Capital Resources, page 56

13. Provide a full discussion of your liquidity and capital resources needs for the next 12 months or longer, in order to complete your business plans. We note specifically in this regard your disclosure on page 46 of your capital budget for the next 12 months, your disclosure on page F-27 that several planned acquisitions are pending securing financing and may not occur," and the risk factor discussion on page 7 regarding your "substantial indebtedness" some of which is currently in default.

Answer: In response to your comment, we have added disclosure at page 68 where marked as (“Comment #13”).

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Directors and Executive Officers, page 60

14. Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years.

Answer: In response to your comment, we have edited the discussion to disclose the activity history of Officers and Directors at pages 72, 73 where noted (“Comment #14”).

Compensation, page 63

15. Please update your executive compensation disclosure for fiscal year 2017.

In response to your comment, we have edited the Compensation Disclosure at page 76 where noted as (“Comment #15”).

Signatures, page 78

16. Please revise to include the signature of the Controller or Principal Accounting Officer.

Answer: In response to your comment, Mr. Cook signs as Principal Accounting Officer.

Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies, page F-10

17. Refer to your accounting policy for revenue recognition on page F-10. We note on page 11 that you use third party sales organizations and that you have limited control over their operations. Please expand your accounting policy to explain the timing for revenues generated through the use of third party sales organizations.

Answer: In response to your comment, we have eliminated this risk factor. We do not feel that change to the footnote disclosure is appropriate and no longer feel that this is a significant risk. There is no difference in revenue recognition whether products and services are sold by third parties or sold internally.

18. Refer to your discussion of business segments on page 35. Please expand your accounting policies to describe the basis for your belief that the CLEC operations and the ViVoware operations should be presented as a single segment.

Answer: In response to your comment, ViVoware was taken out of the document. It is not a product that will be used for resale, nor is there any difference in its use regarding revenue recognition.

Exhibit 5.1

19. Refer to the second and third paragraphs of counsel’s opinion. We note the list of three documents counsel reviewed and counsel’s statement that he limited his examination to only those documents. We also note counsel’s statement that he did not undertake “to verify the adequacy or accuracy of such documents and records.” These statements inappropriately qualify and limit the scope of counsel’s opinion. Please have counsel revise his opinion to clarify that he has examined all other documents he deems necessary to form his opinions and has not limited his examination to only the three documents listed, and to remove any indication that he has not verified the adequacy of such documents in reaching his conclusion on the legality of the shares being offered.
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For guidance, refer to CF Staff Legal Bulletin No. 19.

Answer: In response to your comment, please see the revisions to the letter where marked (“Comment #19”).

20. Refer to the fourth paragraph of counsel’s opinion. We note that counsel states that the stock being registered “is and will be” duly and validity authorized, etc. The use of “will be” suggests that some of the shares are not currently outstanding. If so, please have counsel clarify what shares are not currently outstanding.

Answer: In response to this comment, language has been revised in the opinion. Please see area marked (“Comment #20”).

We hope these amendments meet your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

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TPT Global Tech, Inc.
Selling Shareholders
(Comment #7)
			Currently Held
			And Being
			Registered
Shareholder	Transaction Received Shares	Price/Share	Shares
ANDY NEAL	Stock Purchase	.10 to .50	180
ARTHUR BRANDING	Stock Purchase	.10 to .50	1,000
BERNIE KARNS	Stock Purchase	.10 to .50	12,500
Bertram E. Cutler	Ally Pharma Preexisting	0.001	19
BREANNE ROJESKI	Stock Purchase	.10 to .50	200
CAROLS ADAMICK MENDOZA	Stock Purchase	.10 to .50	100,000
CASH CUTLER	Alley Pharma Preexisting	0.001	4
CHRISTOPHER WILLIAMS	Stock Purchase	.10 to .50	5,200
DALE FINCK	Stock Purchase	.10 to .50	1,000
DANIEL WROBLESKI	Stock Purchase	.10 to .50	800
FREDERICK EBERHARDT	Stock Purchase	.10 to .50	615,000
GUADALUPE SILVA	Stock Purchase	.10 to .50	9,350
HAYDEN F. BELLAMY	Stock Purchase	.10 to .50	10,000
J WINSTON MICHAEL TRAVIS OLSON	Stock Purchase	.10 to .50	1,000
JAMES D. AND KAREN G. SCHINDLER JTWROS	Stock Purchase	.10 to .50	1,000
JEFF OLSEN	Stock Purchase	.10 to .50	339,166
JOHN BENDLE	Stock Purchase	.10 to .50	2,000
KATHI OLSON	Stock Purchase	.10 to .50	10,000
KRISTEN REDETTE OLSON	Stock Purchase	.10 to .50	1,000
LOUIS ELLIOTT	Stock Purchase	.10 to .50	1,000
MARISOL SCHLEMMER	Stock Purchase	.10 to .50	21,000
MICHAEL EMMERS	Stock Purchase	.10 to .50	135,000
ROBERT A PUTT	Stock Purchase	.10 to .50	2,000
ROBERT ANDREWS	Stock Purchase	.10 to .50	1,000
SHERRY ORSBORN	Stock Purchase	.10 to .50	7,500
SUSAN ELLSWORTH	Stock Purchase	.10 to .50	400
SUSAN ROLL REVOCABLE TRUST	Stock Purchase	.10 to .50	500,000
THOMAS B. SEITER	Stock Purchase	.10 to .50	1,000
TONI GIGLIOTTI	Stock Purchase	.10 to .50	200
BRIAN POWERS	Stock Purchase	.10 to .50	500,000
KN SOLOMON MBAGWU	Stock Purchase	.10 to .50	2,000,000
EDDIE BAKER	Ally Pharma Preexisting	0.001	4
JUAN C. FERNANDEZ	Ally Pharma Preexisting	0.001	12,500
KHALID S. DAOUD	Ally Pharma Preexisting	0.001	5,000
KOKI NAGASHIMA	Ally Pharma Preexisting	0.001	18,544
LUI CHI HO RONALD	Ally Pharma Preexisting	0.001	174
MANUEL FERNANDEZ	Ally Pharma Preexisting	0.001	550
Shinichro Goto	Ally Pharma Preexisting	0.001	6
MATTHEW MCCRIMMON	Ally Pharma Preexisting	0.001	715,000
6

PRAISE DIRECT HOLDINGS LIMITED	Ally Pharma Preexisting	0.001	1,000
SHEN TIAOJUAN	Ally Pharma Preexisting	0.001	200
Thomas Mccrimmon IV	Ally Pharma Preexisting	0.001	0
ARLENA FARINAS	Ally Pharma Preexisting	0.001	300
CHIUWAI SITU	Ally Pharma Preexisting	0.001	400
DAVID PINTO	Ally Pharma Preexisting	0.001	200
FRANCES MCCRIMMON	Ally Pharma Preexisting	0.001	2,000,000
Scott Thomas	Ally Pharma Preexisting	0.001	4
MARK ROWAN	Blue collar Acquisition	0.199	2,000,000
TODD WIGINGTON	Acquistion Shares	0.001	16,492
RICHARD EBERHARDT	Compensation	0.011	2,000,000
GARY COOK	Compensation	.25 to .26	2,000,000
RUSSELL WILLIAMS	Founder Shares	0.001	2,000,000
STACIE STRICKER	Compensation	0.29	500,000
STEPHEN J THOMAS III	Founder Shares	0.001	2,000,000
SCOTT GOODWIN	Goodwin Acquisition Shares	0.81	50,000
ERIK VERDUZCO	Hrs Acquisition	0.199	75,954
GABRIEL BARBARENA	Hrs Acquisition	0.199	75,954
KAROL AND FAYAD PALOS	Hrs Acquisition	0.199	151,907
Sue Berry	HRS Acquisition	0.199	50,000
Louie Saenz	HRS Acquisition	0.199	75,954
Chad Eumura	HRS Acquisition	0.199	50,000
MARIA DOLORES NICHOLS	HRS Acquisition	0.199	151,907
MIGUEL MEDINA	HRS Acquisition	0.199	151,907
OFELIA DE LA TORRE	HRS Acquisition	0.199	197,480
PAUL JULIEN	HRS Acquisition	0.199	75,954
RAMSES ACOSTA	HRS Acquisition	0.199	151,907
ROLANDO NICHOLS	HRS Acquisition	0.199	1,729,224
Jamie Hernandez	HRS Acquisition	0.199	100,000
LINDA KELLY	Lion Acquisition	0.26	1,000,000
QUYNTWAN HENRY	Lion Acquisition	0.26	100,000
DUANE JACKSON	Lion Acquistion	0.26	500,000
ENOCH BRANDE	Lion Acquistion	0.26	500,000
CANE INDUSTRIES LLC	Marketing Services	0.29	50,000
PENNY PROS LLC	Marketing Services	0.29	50,000
SEO STRADEGY GROUP	Marketing Services	0.77	450,000
JOYCE EARLY	Ricks Family Gift	0.001	5,000
NATALIE WASHCO	Ricks Family Gift	0.001	5,000
BRIAN KENT	San Diego Media Acquisition	0.59	265,950
KAREN KENT	San Diego Media Acquisition	0.59	243,225
MARIO PENA	Consulting services	0.001	750,000
CARLOS ANDRES CASTRO	Stephen Family Gift	0.001	5,000
CONRAD CALDERON	Stephen Family Gift	0.001	10,000
DELIA DEOQUINO	Stephen Family Gift	0.001	10,000
LIZETTE CALDERON	Stephen Family Gift	0.001	150,000
SHARON DARRAH	Rick Family Member	0.001	20,000
ANDY DOUGHTY	TPT Group Exchange (2)	0.001	60,000
BRUNO BARBARAI	TPT Group Exchange (2)	0.001	50,000
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CARLETON GREGORY SOLLOWAY	TPT Group Exchange (2)	0.001	250,000
CAROL JOANNE BOOTH	TPT Group Exchange (2)	0.001	100,000
CECIL JONES	TPT Group Exchange (2)	0.001	32,000
CELESTE JANET FITZPATRICK	TPT Group Exchange (2)	0.001	21,000
CRAIG FULLER	Compensation	0.29	150,000
CRAIG HILL	TPT Group Exchange (2)	0.001	100,000
DAVID WARD	TPT Group Exchange (2)	0.001	75,000
DEBORAH MILLER	TPT Group Exchange (2)	0.001	2,000
DENNI GRIFFITH	TPT Group Exchange (2)	0.001	5,000
EMILIANO BONANNO	TPT Group Exchange (2)	0.001	155,000
FEIVEL INVESTMENT LLC	TPT Group Exchange (2)	0.001	30,000
GARY STEWART	TPT Group Exchange (2)	0.001	20,000
GRANT HENRY	TPT Group Exchange (2)	0.001	10,000
HOLLY MEAD	TPT Group Exchange (2)	0.001	55,000
JEBB DYKSRA	TPT Group Exchange (2)	0.001	75,000
JOE OBEZO	TPT Group Exchange (2)	0.001	5,000
KONSTANTIN SHAPOVALOV	TPT Group Exchange (2)	0.001	10,000
KRISSY BARLOW TAYLOR	TPT Group Exchange (2)	0.001	50,000
LAURIE L POWER	TPT Group Exchange (2)	0.001	10,000
MARIO SCADE GARCIA	TPT Group Exchange (2)	0.001	25,000
MARLA ELLERMAN	TPT Group Exchange (2)	0.29	50,000
NORMAN BRANDER	TPT Group Exchange (2)	0.001	5
PANTHEON PARTNERS	TPT Group Exchange (2)	0.001	200,000
PATRICK TAYLOR	TPT Group Exchange (2)	0.001	10,000
REGGIE THOMAS	TPT Group Exchange (2)	0.001	165,000
Charles Gregory Thomas	TPT Group Exchange (2)	0.001	8
Charles R. Thomas	TPT Group Exchange (2)	0.001	6
Wie Family Trust	TPT Group Exchange (2)	0.001	5
RIGO FLORES	TPT Group Exchange (2)	0.001	10,000
ROBERT GOOLD	TPT Group Exchange (2)	0.001	100,000
RUDOLF EDUARD BOHLI	TPT Group Exchange (2)	0.001	500,000
SANFORD LEAVENWORTH	TPT Group Exchange (2)	0.001	8,000
Shigetomi Komatsu	TPT Group Exchange (2)	0.001	9
SHANNON JOHNSON	TPT Group Exchange (2)	0.001	350,000
STEPHANIE KRAUSE	TPT Group Exchange (2)	0.001	88,000
THOMAS J. POWERS	TPT Group Exchange (2)	0.001	12,000
TOM SHAEFFER	TPT Group Exchange (2)	0.001	300,000
WARREN WINFIELD GIBSON III	TPT Group Exchange (2)	0.001	100,000
YU CHUNG CHO	TPT Group Exchange (2)	0.001	500,000
BRIAN MICHAEL FIELDING	CDH Acquisition (1)	0.01	15,035
ANDY ELLISON	Trucom Employment	0.29	100,000
SHELLY FULTON	Trucom Employment	0.29	250,000
BRADEN SCHUSTER	Trucom Employment	0.29	100,000
AARON D CLARK	CDH Acquisition (1)	0.01	282,459
BENJAMIN AMMONS	CDH Acquisition (1)	0.01	8,764
BROWN LIVING TRUST	CDH Acquisition (1)	0.01	16,492
CAPITAL-PLUS PARTNERS	CDH Acquisition (1)	0.01	333,422
CHRISTIAN A. MASSETTI	CDH Acquisition (1)	0.01	32,500
8

CHRISTOPHER J. GAVIGAN	CDH Acquisition (1)	0.01	20,330
CHRISTOPHER SHIPPY G CANTON	CDH Acquisition (1)	0.01	65,967
CINDY ARMSTRONG	Trucom Employment	0.29	125,000
CLEAR VIEW COMMUNICATIONS	Debt Exchange	0.29	40,000
CONEXUS TELECOM	Debt Exchange	0.29	125,000
CRITICAL SYSTEMS & SUPPORT LTD	CDH Acquisition (1)	0.01	13,476
DAVID CLARK	CDH Acquisition (1)	0.01	8,246
DON & BRENDA MORRIS JT TEN	CDH Acquisition (1)	0.01	3,298
DOUGLAS R PETERLIN	CDH Acquisition (1)	0.01	9,616
EDWARD DAVIS	CDH Acquisition (1)	0.01	30,000
EQUITY TRUST COMPANY, CUSTODIAN FBO KARL M CRISS IRA	CDH Acquisition (1)	0.01	4,383
FORESIGHT GROUP LLC	Debt Exchange	0.29	150,000
FRED T DAVIS, JR.	CDH Acquisition (1)	0.01	20,000
GARY AND JAMIE GORDON JT	CDH Acquisition (1)	0.01	7,499
GAYLE SETZER	CDH Acquisition (1)	0.01	50,025
GRANT EVANS	CDH Acquisition (1)	0.01	3,298
GREG DREW	CDH Acquisition (1)	0.01	3,298
GREGG MASSETTI	CDH Acquisition (1)	0.01	10,231
HAL CLARK	CDH Acquisition (1)	0.01	21,116
IRA HUGHES	CDH Acquisition (1)	0.01	16,492
JASON DUNCAN	CDH Acquisition (1)	0.01	16,492
JIM RICHARDS	CDH Acquisition (1)	0.01	14,500
JOELLE CLARK	CDH Acquisition (1)	0.01	167,541
JOHN DREW	CDH Acquisition (1)	0.01	111,649
JOHN P. WARD	CDH Acquisition (1)	0.01	36,803
JOSEPH LAWRENCE HAGER	CDH Acquisition (1)	0.01	20,330
JOSH HITT	CDH Acquisition (1)	0.01	9,525
KIM KELLAR	CDH Acquisition (1)	0.01	4,123
LISA & DOUG COOPER JT	CDH Acquisition (1)	0.01	10,956
M-Cube Corporation	Ally Pharma Preexisting	0.001	6
MARK CLARK	CDH Acquisition (1)	0.01	3,298
MARK MONTANO	Trucom Employment	0.29	251,649
MARK PALUSO	Debt Exchange	0.29	100,000
MICHAEL FLEMING	CDH Acquisition (1)	0.01	181,953
MICHAEL P MURPHY	CDH Acquisition (1)	0.01	1,541,949
NICK MULHOLLAND	Debt Exchange	0.29	75,000
NICOLE & ERIC CARTER JT TEN	CDH Acquisition (1)	0.01	3,298
PAUL E. KNAG	CDH Acquisition (1)	0.01	15,035
PLANET ONE COMMUNICATIONS INC.	Debt Exchange	0.29	150,000
ROBERT RICCI	CDH Acquisition (1)	0.01	11,108
ROBERT SCHUSTER	Trucom Employment	0.29	100,000
ROBERT SETZER	CDH Acquisition (1)	0.01	126,120
RON A. LEVENE	CDH Acquisition (1)	0.01	82,767
TERRY BRODKIN	CDH Acquisition (1)	0.01	110,000
THE MANGIA FAMILY TRUST U/A DTD 01/12/16	CDH Acquisition (1)	0.01	3,298
TRAVIS CLARK	CDH Acquisition (1)	0.01	4,123
STEVE CAUDLE	Viewme Live Acquisition Shares	0.1489	2,000,000
CHRIS COPELAND	Unknown	0.001	12,675
9

DAVID I NEWMAN REVOCABLE LIVING TRUST	Unknown	0.001	1,000,000
INVESTMENT REAL ESTATE	Unknown	0.001	2,500
KERRY J. NEAL	Unknown	0.001	5,000
MITSUNOBU AMAZAKI	Unknown	0.001	6
PATRICK GUIANT	Unknown	0.001	55,200
ROB JENKS	Unknown	0.001	38,025
ROBERT JAMES SHUBERT	Unknown	0.001	2,500
RON MONARK	Unknown	0.001	125,400
Edward Willis Levert Jr.	Unknown	0.001	250,000
XROADS LLC	Unknown	0.001	10,000
			36,953,025

(1) CDH Acquisition consists of an exchange for the shares of Copperhead Digital.
(2) TPT Group Exchange consists of a distribution in dissolution of the assets of TPT Group LLC.

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